Exhibit 99.86

CONSENT OF QUALIFIED PERSON

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated in the Registration Statement on Form 40-F of Highlander Silver Corp. in connection with the scientific and technical disclosure of the Registrant, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement on Form 40-F of Highlander Silver Corp.

Dated: February 27, 2026

/s/ Martin Mount
Martin Mount, MSc MCSM FGS CGeol FIMMM CEng